Mail Stop 3561

December 4, 2006

<u>Via U.S. Mail</u>

Regina R. Flood
Chief Executive Officer
Last Mile Logistics Group, Inc.
6675 Amberton Drive
Elkridge, maryland 21075

Re: Last Mile Logistics Group, Inc.
Registration Statement on Form 10-SB
Filed November 7, 2006
File No. 000-52301

Dear Ms. Flood,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please be advised that your registration statement will automatically become effective in 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and

refiling when you have cleared all of our comments.

History, page 2

2. Please tell us what constituted the "units of interest" of Chesapeake Logistics.

3. We refer to the fifth paragraph. Please clarify what you mean by "The business of LMLG has become the only operating business of LMLG."

Going Concern, page 2

4. Where you discuss your losses, please also include your revenues for the last fiscal year and interim stub.

Industry Background and Trends, page 3

5. We note your reference in this section to industry information provided by Forrester Research, Accenture and Northeastern University and other general references. Please revise your disclosure throughout the prospectus to indicate the date of each of the reports or resources you reference. Additionally, please revise throughout the document to either identify the sources of the general references you make or revise to attribute the information to the company, based on its own research, or revise to state that a particular statement is the company's belief. For example, revise to specifically identify the basis of the trends that will increase the demand for your services, such as "[g]rowth in [a]ging [p]opulation," "[n]eed for [r]etailers to [d]ifferentiate [t]hemselves," and "[r]etailers' [n]eed for [s]uperior [s]ervice and [p]roduct [a]vailability" or revise to state that such statements are the company's belief. Finally, please be advised that you must provide consents with respect to any statistics or other data provided that are not either attributed to the company or based on public information available for free or at a nominal cost. Revise throughout the document as appropriate.

Services Provided by Chesapeake Logistics, page 5

6. Please revise to describe what you mean by "turnkey 'last mile' delivery of retail merchandise."

Operations, page 5

7. Please clarify how you receive the merchandise you deliver. For instance, do you pick it up at your customer's store for ultimate delivery to the end consumer or is the merchandise dropped off in shipments at your facility and then delivered to each end consumer? Or is it determined on a case by case basis?

Marketing, page 7

8. We note your disclosure that you anticipate implementing a more aggressive marketing strategy. To the extent you discuss future business plans or strategies, please add disclosure about the implementation costs, the source of funds and the potential timeline for implementing a plan or strategy.

Competition, page 8

9. Please expand your explanation "LAV(R)," which you utilize to educate prospective customers. For instance, how des LVA(R) quantify the improvement in economic value for the client?

10. Please revise to indicate that it is your belief that you differentiate yourselves from your competitors in the listed ways.

Governmental Regulation, page 9

11. We note your disclosure that your operations are subject to various state and local regulations and require permits and licenses. Also, you indicate that state and local authorities have the "power to regulate the delivery of certain types of shipments and operations within certain geographic areas." Further, you state that you are subject to safety requirements prescribed by the DOT and by state departments of transportation. Please discuss the above mentioned governmental regulation in greater detail and discuss whether you are in compliance with all applicable regulations.

Reports to Security Holders, page 9

12. Please provide the new address of SEC's Public Reference Room, which is now located at 100 First Street, NE, Washington, DC 20549.

Risk Factors

We rely upon a small number of significant customers . . ., page 11

13. You disclose on page 21 that you ceased to provide services to a slow-paying customer. If the customer whom you ceased to provide services is one of the significant customers, please discuss the event and its impact on your business.

Item 2. Management's Discussion and Analysis

14. Please discuss the cost of being a public company and your ability to absorb these costs. These would include the costs of reporting and salaries to management.

Expenses as a Percentage of Sales, page 19

15. Some of your explanations of changes in revenues and expenses are overly general in nature. Please review your discussion of results for all periods presented and modify your disclosure to indicate the facts and circumstances surrounding such individually significant change. For example, on page 21 you indicate that professional fees have increased for the periods presented due to increased legal and accounting fees, but do not explain why. On page 20, you do not specifically address the changes in "Other" general and administrative expenses although the increase in the line item in 2005 is very significant. Note that these instances are provided as examples, and are not meant to represent the only instances where expanded disclosure is required.

16. As a related matter, we note that throughout fiscal 2005 and during the subsequent interim period, courier services continued to decrease while freight services continued to rise. However, gross profit margin fell in fiscal 2005 and rose significantly during the subsequent interim period. We note that you attribute the recent increase in gross profit margin to the continuing change in business mix "from courier to freight services." If this is the case, please expand your comparative discussion of operations on page 20 to explain the business reasons for the fiscal 2005 decrease in gross profit margin.

17. We note that fuel is a component of cost of sales of increasing significance as a percentage of revenues over the years presented in your table. Supplementally explain to us and expand your discussion to include how you mitigate the effect increases in fuel cost have on gross margin. Include in your response and revised disclosure Chesapeake's policies related to fuel surcharges, and, if such surcharges exist, how they are billed, as well as their effect on revenues and fuel expense in each year presented, as appropriate.

18. We note that bad debt expense has increased significantly both as a percent of revenues and in actual dollars during the six-month period ended June 30, 2006 from the annual periods ended December 31, 2005 and 2004, and that you have explained such increase on page 21 as stemming from collections difficulties with aging receivables. Supplementally explain to us and revise your disclosure throughout your filing, as appropriate, to indicate how and when you evaluate receivables for collectibility.

19. Please expand your disclosures to also address your critical accounting policies and estimates. It appears that it would be appropriate to include a discussion of the accounting applied to the "acquisition" in these disclosures. Please revise accordingly.

Executive Compensation, page 25

20. Please provide the summary compensation table required by Item 402(b) of Regulation S-B or advise.

Stock Options, page 26

21. Please include the date the stock options were issued.

Certain Relationships and Related Transactions, page 27

22. Note 4 of Chesapeake Logistics' financial statements indicates that you made payments for "services rendered by members of $48,970 for the six months ended June 30, 2006, and $97,939 and $46,060 for the years ended December 31, 2005 and 2004, respectively." Please disclose all information surrounding these related transactions as required by Item 404 of Regulation S-B or advise.

Description of Securities, page 27

23. You do not have the authority to make the statement on page 28, "[a]ll outstanding shares of common stock are, and the shares being offered hereby will be, fully paid and non-assessable." Please either delete the statement or contribute the statement to counsel.

Recent Sales of Unregistered Securities, page 30

24. For each described issuance, please disclose the name of the person who received the securities.

25. For securities offered for other than cash, describe the transaction type and amount of consideration received. Refer to Item 701 of Regulation S-B.

26. Please add the stock options disclosed on page 26 that were issued to Regina and Brian Flood.

27. We note on page 29 that you have 610 shareholders. However, you only disclose four private transactions, all of which happened in 2006. Please ensure that you disclose all private transactions within the past three years pursuant to Item 701 of Regulation S-B.

28. Supplementally explain to us and revise your disclosure throughout your filing to indicate how the 1,080,000 units of ownership in Chesapeake issued for services were valued. We may have further comment on your response.

Financial Statements

Last Mile Logistics Group, Inc.

29. We note that Last Mile Logistics is incorporated in Florida and that Chesapeake Logistics is located in Maryland. As Bouwhuis, Morrill & Company are located in Utah, please confirm that they are licensed to audit a company in each of the above referenced locations.

Notes to Financial Statements

Note 7 – Subsequent Events, page 41

30. Supplementally explain to us how the options issued to Regina and Brian Flood on October 2, 2006 to purchase 1,000,000 shares of common stock each were valued and recorded.

31. We note from the disclosure in part 5 here that, on September 1, 2006, Chesapeake borrowed $100,000 from an unaffiliated third party pursuant to a convertible promissory note. Supplementally tell us and revise your disclosure to indicate the original terms of such convertible note. Include in your response the conversion price, how such conversion price compared to the fair value of the instruments into which the note was convertible, and how the note was recorded in the financial statements.

32. Supplementally explain to us and revise your disclosure to indicate how the fair value of the warrants to purchase 1,000,000 shares of common stock issued on October 2, 2006 for services described in Part 6 of this disclosure was determined and recorded.

Chesapeake Logistics, Inc.

Notes to the Financial Statements

Note 1 – Organization and Description of Business, page 48

33. From your disclosure we note that Chesapeake is engaged in the businesses of small package courier delivery as well as the home delivery of large consumer goods. We did not note a separate discussion of business segments in the financial statements provided for Chesapeake Logistics. Supplementally explain to us why you feel that classification in one business segment is appropriate, or provide the disclosures required by paragraphs 25-39 of SFAS 131 for the two business segments identified.

Note 3 – Goodwill, page 50

34. We note the disclosure here that Chesapeake has performed the required goodwill impairment test and that goodwill, comprising nearly $700,000 of total assets of $1,131,000, is not considered to be impaired as of the latest balance sheet date of June 30, 2006. We also note a history of increasing losses over the last 18 months as well as the issuance of a going-concern opinion. Supplementally explain to us how you have determined that no impairment of goodwill is necessary given these circumstances. We may have further comment on your response.

Note 4 – Related Party Transactions, page 50

35. We note from disclosure elsewhere in your filing that the Floods have granted loans to Chesapeake on several occasions, and that significant amounts were granted and paid off during the years presented in the filing. Supplementally explain to us how interest on these loans has been considered, calculated and recorded in Chesapeake's financial statements. Refer to the guidance in SAB Topic 5T.

Note 8 – Commitments and Contingencies, page 52

36. Supplementally tell us and revise your disclosure to indicate whether the leases to which you are a party contain escalation clauses, and if so, whether you have recorded rent expense on a straight-line basis.

Last Mile Logistics Group, Inc. and Subsidiary

Unaudited Pro Forma Condensed Combined Balance Sheet, page 55

37. Pro forma financial information should be accompanied by an introductory paragraph which briefly sets forth a description of the transaction, the entities

involved and the periods for which the pro forma information is presented. In addition, an explanation of what the pro forma presentation shows should be set forth pursuant to Rule 11-02 (b) (2) of Regulation S-X. We are particularly concerned that you do not clearly identify the nature of this combination or describe your proposed accounting methodology in any of your narratives or footnotes. Please revise your filing accordingly.

38. In this regard, given the facts and circumstances you disclose in your filing, we assume that the transaction qualifies as a reverse acquisition. If our assumption is not correct, please explain how you have considered the guidance set forth in paragraph 17 of SFAS 141. Further, as the issuer is a shell company and the operating entity appears to be the acquiring entity for financial reporting purposes, the combination appears to qualify as a "recapitalization." If true, it appears that there would be no credit to equity recorded for the fair value of the assets of this particular shell company and that the historical financial statements would become those of the operating company. Please revise your filing to clarify these facts or supplementally tell us why our conclusions are not correct. We may have further comments upon review of your response.

39. As a related matter, it appears that the operating company will become taxable as a result of the acquisition. If true, discuss the consideration given, by analogy, to the guidance set forth in Topic 4-B of the Staff Accounting Bulletins.

40. We note that you have not completed the loss per share line items in the pro forma income statements. In this regard, please note that if the combination qualifies as a recapitalization, the pro forma income statements are not required. Please revise or advise, as appropriate.

Other

41. Please update the financial statement and related disclosures included in the Company's Form 10-12(b) registration statement in accordance with Item 310 (g) of Regulation S-B.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or Susan Block at (202) 551-3210 with any other questions.

Regards,

Susan C. Block
Attorney-Advisor

cc: Gary Lipson Esq.
        Fax: (407) 423-7014